SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                                FORM 12B-25
                                               Commission File Number 1-6666

                        NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

          For Period Ended: January 2, 1999
                            --------------------------------------------------
[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
          For the Transition Period Ended:
                                          ------------------------------------
          Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -----------------------
------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Salant Corporation
                          ----------------------------------------------------
Former name if applicable

------------------------------------------------------------------------------
Address of principal executive office (Street and number)

1114 Avenue of the Americas
------------------------------------------------------------------------------
City, state and zip code  New York, New York 10036
                          ----------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant filed for protection under Chapter 11 of Title 11 of the United States Code on December 29, 1998 (the "Filing Date"). On the Filing Date, the registrant also filed the Chapter 11 Plan of Reorganization for Salant Corporation (the "Plan") and a related disclosure statement. The added burdens related to the Chapter 11 petition, coupled with a significant reduction in staff and officers since the filing, have resulted in a delay in the completion of the financial statements and related notes. In addition, as previously publicly announced, the registrant has sold certain of its businesses during the Chapter 11 case and the registrant's financial statements for the 1998 fiscal year will treat certain of those businesses as discontinued operations. The financial statements for certain of the registrant's prior fiscal years must also be reclassified to conform with the 1998 presentation. Compliance with the requirements of this modified presentation has also contributed to the delay in the completion of the financial statements and related notes.

                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
     Todd Kahn                                      212-221-5379
     ----------------------------------------------------------------------
           (Name)                            (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Salant Corporation
--------------------------------------------------------------------------
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1999                         By: /s/ Awadhesh Sinha
      -------------                            ---------------------------
                                                 Awadhesh Sinha
                                                 Chief Financial Officer

ATTACHMENT TO FORM 12B-25
PART IV - OTHER INFORMATION

In connection with consummation of the Plan, the registrant has been in the process of selling or otherwise disposing of all of its businesses, other than its Perry Ellis business, during the Chapter 11 case and, following the effective date of the Plan, intends to operate as a stand-alone Perry Ellis business. In that connection, the registrant has consummated the sale of certain assets of its Children's Group and Menswear Group, as well as certain related assets owned by non-debtor wholly owned subsidiaries of the registrant.

As noted above in Part III, compliance with requirements of a modified accounting presentation has delayed the completion of the registrant 's financial statements. Due to this delay, the registrant has not yet been able to formulate a reasonable estimate (appropriate for public disclosure) of the change in results of operations between the 1997 and 1998 fiscal years.